ORRICK, HERRINGTON & SUTCLIFFE LLP

THE ORRICK BUILDING

405 HOWARD STREET

SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700

fax +1-415-773-5759

WWW.ORRICK.COM

Brett Cooper

(415) 773-5918

bcooper@orrick.com

February 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg, Esq.

Re:	Central Garden & Pet Company Form 10-K for Fiscal Year Ended September 29, 2012 Filed December 13, 2012 Definitive Proxy Statement on Schedule 14A Filed January 11, 2013 File No. 1-33268

Dear Mr. Anderegg:

As we discussed on February 25, 2013, Central Garden & Pet Company (the “Company”) has requested an extension until March 13, 2013 to respond to the comments set forth in the Staff’s letter dated February 12, 2013 in connection with the above filings.

If you have any questions regarding this extension request, please contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper

Brett Cooper